Exhibit 99.2

FORM OF NOTICE TO CLIENTS OF STOCKHOLDERS WHO ARE ACTING AS NOMINEES

[Letterhead of Dealer, Bank, Trust Company or Nominee]

, 2015

To Our Clients:

Enclosed for your consideration are the Prospectus, dated                  , 2015 (the “Prospectus”) and other materials relating to the rights offering (the “Rights Offering”) by Voltari Corporation (the “Company”). On                  , 2015 the Company distributed to record holders of common stock as of February 13, 2015, at no charge, transferable subscription rights (the “original subscription rights”) to purchase up to an aggregate of 4,300,000 shares of the Company’s common stock, $0.001 par value per share (the “common stock”). Each subscription right includes a basic subscription right to purchase              shares of common stock and an over-subscription privilege. The subscription rights will expire at 5:00 p.m., New York City Time, on                 , 2015, unless the subscription period is further extended by the board of directors of the Company to a date no later than                 , 2015.

Holders who exercise their basic subscription rights or over-subscription privilege to purchase less than 1,300,000 shares in this Rights Offering will pay a price of $         per whole share (the “ordinary subscription price”). Holders who exercise their basic subscription rights or over-subscription privilege to purchase 1,300,000 shares or more in this Rights Offering will pay a price of $         per whole share, (the “premium subscription price”). If a holder exercises its basic subscription rights or over-subscription privilege to purchase 1,300,000 shares or more in this Rights Offering, but such holder owns less than 33% of the Company’s issued and outstanding common stock following completion of this Rights Offering, the Company will refund to such holder, without interest or penalty, as soon as practicable following the closing of the Rights Offering, the difference between the premium subscription price and the ordinary subscription price with respect to the shares purchased by such holder in this Rights Offering.

The subscription rights will, subject to any applicable state law restrictions, be transferable during the subscription period, but the subscription rights will not be listed for trading on any stock exchange or market.

If any holders of subscription rights (including holders who acquired rights by purchasing them from others) do not exercise their basic subscription rights in full, then holders who did exercise their basic subscription rights in full will be entitled to purchase a portion of the remaining shares. A holder may exercise its over-subscription privilege for a number of shares less than, equal to or greater than its basic subscription rights. Each holder should indicate on its rights certificate, or the form provided by its nominee, how many additional shares it would like to purchase pursuant to its over-subscription privilege, if any. In honoring over-subscriptions, the Company will allocate the available shares proportionately by calculating the number of rights a subscriber properly exercised using its basic subscription rights relative to the number of rights properly exercised using the basic subscription rights by all subscribers who have over-subscribed. The Company will allocate to each holder an equivalent proportion of the shares available for over-subscription. The Company will seek to honor each over-subscription in full, subject to any restrictions and conditions set forth herein. The exercise of a holder’s over-subscription privilege may be limited, however, if there are insufficient shares available, so such holder may be allocated fewer shares than it subscribed for using its over-subscription privilege. If the allocation results in a holder being allocated a greater number of shares than such holder subscribed for, then the Company will allocate to such holder only that number of shares for which it over-subscribed.

The Company will not issue or pay cash in place of fractional shares of common stock. Instead, the Company will round down any resulting fractional shares to the nearest whole share.

In order to protect the Company from the loss of its net operating losses (“NOLs”) the Company reserves the right, in the sole discretion of its board of directors, to limit the number of shares that may be purchased in this Rights Offering by any subscriber who owned less than 4.95% of the Company’s common stock prior to this Rights Offering, if such purchase would result in such subscriber owning 4.95% or more of the Company’s common stock following the completion of this Rights Offering. For purposes of calculating the exercise limits in this Rights Offering, common stock owned by a subscriber includes common stock deemed to be owned by such subscriber under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), including common stock owned by:

•	any living spouse, child, grandchild, or parent;

•	if the subscriber is an entity, by any person that owns the subscriber;

•	any entity in which the subscriber holds an interest (in proportion to such interest); and

•	any person (other than the Company), if the subscriber holds an option to purchase the Company’s common stock or an interest in an entity that owns or is deemed to own the Company’s common stock, if such option was obtained from such person and would be treated as exercised under Section 382 of the Code.

Notwithstanding the foregoing, in the event any subscriber who owned less than 5.0% of the Company’s common stock prior to this Rights Offering purchased shares in the Rights Offering that resulted in such subscriber owning 5.0% or more of the Company’s common stock following the completion of this Rights Offering, such shares will be void ab initio unless the Company’s board of directors, in its sole discretion, consents to such issuance (such consent not to be implied by any inaction by the Company’s board of directors).

By exercising subscription rights in this Rights Offering, each subscriber will represent, acknowledge and agree that:

•	The Company may limit the number of shares any subscriber may purchase (pursuant to the basic subscription right or over-subscription privilege) pursuant to the limitations set forth herein and in the Prospectus;

•	The Company may limit or refuse subscriptions from some subscribers and not others;

•	The Company may void and cancel the issuance of certain shares pursuant to the limitations set forth herein;

•	The subscriber will not own 33% or more of the Company’s issued and outstanding common stock following completion of this Rights Offering, unless such subscriber has paid the premium subscription price for all shares of the Company’s common stock that you purchased in this Rights Offering; and

•	Any purported exercise of rights in violation of the terms of this Rights Offering, including but not limited to the terms set forth in the subscription documents, will be void and of no force and effect.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF THE COMPANY’S COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of common stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and other materials. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your subscription rights.

Enclosed for your review are copies of the following documents:

1.	Prospectus;

2.	Instructions as to Use of Subscription Rights Certificate;

3.	Beneficial Owner Election Form; and

4.	Notice of Tax Information.

If you wish to have us, on your behalf, exercise the subscription rights for any shares of common stock to which you are entitled, please so instruct us by timely completing, executing, and returning to us the enclosed Beneficial Owner Election Form.

Your instructions to us on the Beneficial Owner Election Form should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City time, on                 , 2015, unless further extended by the Company to a date no later than                 , 2015. You are encouraged to forward your instructions to us the business day prior to the expiration of the Rights Offering (or earlier if you intend to pay the subscription price by uncertified personal check) to allow us ample time to act upon your instructions.

Once you exercise your subscription rights, you cannot revoke the exercise of either your basic or over-subscription privilege. The Company reserves the right to reject any or all subscriptions not properly submitted or the acceptance of which would in the opinion of the Company’s counsel, be unlawful.

Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., the information agent for the Rights Offering (the “Information Agent”). The Information Agent’s telephone number is (866) 796-1290 or (212) 493-3910. The subscription agent for the rights offering, American Stock Transfer & Trust Company, LLC, can be reached at (877) 248-6417 or (718) 921-8317. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.